

May 7, 2015

Via E-mail
D. Craig Mense
Chief Financial Officer
CNA Financial Corporation
333 S. Wabash
Chicago, IL 60604

> **Re: CNA Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 23, 2015**
> **File No. 001-05823**

Dear Mr. Mense:

We have reviewed your April 14, 2015 response to our April 2, 2015 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Notes to Consolidated Financial Statements
Note D. Fair Value, page 79

1. You state that all classes of fixed maturity securities are valued using methodologies that model information generated by market transactions involving identical or comparable assets, as well as discounted cash flow methodologies. Please tell us:
    - For each class of fixed maturity securities, to what extent you use the market approach versus the income approach.
    - Whether each input listed is used in both approaches for each class. If not, disaggregate those inputs used in the market approach from those used in the income approach for each class.
    - Explain how valuing fixed maturity securities using methodologies generated by market transactions involving "identical" assets results in those securities being categorized in Level 2, rather than Level 1 of the fair value hierarchy.

2. Your proposed disclosures appear to indicate that you are using more than one
    methodology to model information generated by market transactions and more than one
    discounted cash flow methodology. Please provide us a description of each of these
    methodologies.

3. Provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your
    determination of "major security types" and "classes" of fixed maturity securities
    including what consideration you gave to disaggregating these securities by credit
    quality. In this regard, it appears that you have significant concentrations near or at non-
    investment grade quality as shown on page 45.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 or
Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have any questions regarding
the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant